Exhibit 99.1

Zhihu Inc. Launches Global Offering

BEIJING, China, April 8, 2022 — Zhihu Inc. (NYSE: ZH) (“Zhihu” or the “Company”), the operator of Zhihu, a leading online content community in China, today announced the launch of its global offering (the “Global Offering”) of 26,000,000 Class A ordinary shares of the Company, which comprises a Hong Kong public offering of initially 2,600,000 Class A ordinary shares commencing on April 11, 2022, Hong Kong time (the “Hong Kong Public Offering”) and an international offering of initially 23,400,000 Class A ordinary shares commencing today (the “International Offering”), and dual-primary listing (the “Hong Kong Listing”) of its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “2390.”

The Company’s American depositary shares (the “ADSs”), two of which represent one Class A ordinary share of the Company, will continue to be listed and traded on the New York Stock Exchange (“NYSE”). Investors in the Global Offering will only be able to purchase Class A ordinary shares and will not be able to take delivery of ADSs. Upon the Hong Kong Listing, the Class A ordinary shares listed on the Hong Kong Stock Exchange will be fully fungible with the ADSs listed on the NYSE.

The initial number of Class A ordinary shares under the Hong Kong Public Offering and the International Offering represent 10% and 90% of the total number of Class A ordinary shares initially available under the Global Offering, respectively, subject to reallocation and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the claw back mechanism, as described in the Hong Kong prospectus to be issued by the Company in Hong Kong dated April 11, 2022, the total number of Class A ordinary shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 13,000,000 Class A ordinary shares, representing 50% of the Class A ordinary shares initially available under the Global Offering. In addition, certain selling shareholders expect to grant the international underwriters an over-allotment option to require these selling shareholders to sell up to an additional 3,900,000 Class A ordinary shares in the International Offering, representing no more than 15% of the total number of Class A ordinary shares initially available under the Global Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$51.80 per Class A ordinary share (the “Maximum Hong Kong Offer Price”), or US$6.64 per Class A ordinary share (equivalent to US$3.32 per ADS). The offer price for the International Offering tranche of the Global Offering (the “International Offer Price”) may be set higher than, or the same as, the Maximum Hong Kong Offer Price. The International Offer Price will be set on or about April 14, 2022, Hong Kong time, by taking into consideration, among other factors, the closing price of the ADSs on the NYSE on the last trading day on or before April 14, 2022 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Hong Kong Offer Price of HK$51.80 per Class A ordinary share. The shares will be traded in board lots of 100 Class A ordinary shares.

The entire shares of the Global Offering are comprised of sale shares to be sold by certain selling shareholders. The Company will not receive any of the net proceeds from the Global Offering. The selling shareholders will receive all the net proceeds of the Global Offering.

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Credit Suisse (Hong Kong) Limited, J.P. Morgan Securities (Far East) Limited, China International Capital Corporation Hong Kong Securities Limited, and CMB International Capital Limited are the joint sponsors for the proposed Global Offering. Credit Suisse (Hong Kong) Limited, J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited, and CMB International Capital Limited are the joint global coordinators for the proposed Global Offering. Credit Suisse (Hong Kong) Limited, J.P. Morgan Securities (Asia Pacific) Limited, J.P. Morgan Securities LLC (in relation to the International Offering only), China International Capital Corporation Hong Kong Securities Limited, CMB International Capital Limited, CCB International Capital Limited, and Haitong International Securities Company Limited are the joint bookrunners and joint lead managers for the proposed Global Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated April 8, 2022 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2022, which automatically became effective upon filing. The shelf registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

The proposed Global Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Global Offering may be completed, or as to the actual size or terms of the Global Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed Global Offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Class A ordinary shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) will be contained in the Hong Kong prospectus of the Company to be dated April 11, 2022.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH) is the operator of Zhihu, a leading online content community in China, dedicated to empowering people to share knowledge, experience, and insights, and to find their own answers. Zhihu fosters a vibrant online community where users contribute and engage while respecting diversity and valuing constructiveness by promoting a culture of sincerity, expertise, and respect developed through years of cultivation. Zhihu is China’s largest Q&A-inspired online community and one of the top five Chinese comprehensive online content communities, both in terms of average mobile monthly average users and revenue in 2021. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “future,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: zhihu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: zhihu@tpg-ir.com